August 29, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention:  Yolanda Guobadia,

     Legal Branch Chief

Re:

Advanced Cloud Storage, Inc.

Form 8-K

Filed August 9, 2012

File No. 333-173537

Dear Mr. Thompson:

Please be advised that this firm is special securities counsel to Advanced Cloud Storage, Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated August 14, 2012 (the “Comment Letter”).

The purpose of this correspondence is to illustrate the changes the Issuer proposes in response to the Commission and provide explanation, where necessary.  Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

General

1.

Please revise your disclosure in paragraph B to clarify, if true, that the report of Seale and Beers, CPA’s for each of the past two years did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to audit scope or accounting principles, except that the report contained an explanatory paragraph stating that there was substantial doubt about the Company’s ability to continue as a going concern.  Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

We have revised paragraph B of Item 1. of Form 8-K as follows: “The reports of Seale and Beers for the years ending March 31, 2012 and March 31, 2011 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles other than going concern.”

2.

Please revise your disclosure in paragraph D to state whether during the two most recent years and any subsequent interim period preceding the dismissal of Seale and Beers there were any disagreements with Seale and Beers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of Seale and Beers, would have caused it to make reference to the matter in connection with its reports.  Please also revise your disclosure in the last

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sentence to state, if true, that there were no reportable events that occurred within the two most recent years and any subsequent interim period preceding the dismissal of Seale and Beers.  Refer to paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

We have revised paragraph D of Item 1. of Form 8-K as follows: “During the Company's two most recent fiscal years and any subsequent interim period preceding August 2, 2012, the date of dismissal of Seale and Beers, there were no disagreements with Seale and Beers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Seale and Beers, would have caused it to make reference to the matter in connection with its reports. There were no "reportable events" within the two most recent years and any subsequent interim period preceding the dismissal of Seale and Beers in connection with its report on the Company’s financial statements.”

2. New Independent Registered Public Accounting Firm

3.

Please revise your disclosure to state, if true that you did not consult with Li & Company, PC during the two most recent years or any subsequent interim period prior to engaging that accountant.  Similarly, please revise your disclosure in the paragraph in 1.C.  Refer to paragraph (a)(2)(i) of Item 304 of Regulation S-K.

We have revised Item 2. of the Form 8-K as follows: “The Registrant has engaged Li as its new independent certified public accounting firm to audit the Registrant’s financial statements March 31, 2013. During the two most recent years or any subsequent interim period prior to engaging Li, the Registrant did not consult such firm regarding either (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Registrant’s financial statements or (ii) any matter that was either the subject of a disagreement or event identified in response to (a)(1)(iv) of Item 304 of Regulation S-K, or a reportable event as that term is used in Item 304(a)(1)(v) of Item 304 of Regulation S-K.”

We have revised paragraph C of Item 1. of Form 8-K as follows: “The decision to change accountants was approved by the Company’s board of directors on August 2, 2012, and on such date Li & Company, PC (“Li”) was engaged as the Company’s new independent registered public accountants.  During the two most recent years or any subsequent interim period prior to engaging Li, the Company did not consult Li regarding either: (i) the application of accounting principles to a specified transaction, completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event in connection with its report on the Company’s financial statements.”

Item 9.01 Financial Statements and Exhibits

4.

Please file an updated letter from Seale and Beers, CPA’s as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We have filed an updated letter from Seale and Beers, CPA’s as Exhibit 16.

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In addition, we have been authorized by the Issuer to advise the Commission:

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the company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Very truly yours,

Kane Kessler, P.C.

Kane Kessler, P.C.

PC/mm

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